UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46609J106

(CUSIP Number)

FREDERICK DISANTO

ANCORA ADVISORS, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,210,917
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,109,781
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,210,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.07%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 46609J106

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock of J. Alexander’s Holdings, Inc. The address of the issuer is 3401 West End Avenue, Suite 260 Nashville, TN 37203.

Item 2.	Identity and Background.

Ancora Holdings Inc. is the parent company of three investment advisors registered with the SEC under the Investment Advisors Act, as amended: Ancora Advisors ,LLC, Ancora Family Wealth Advisors, & Ancora Retirement Plan Advisors (collectively, the “Ancora RIAs”). This statement is filed by Ancora Advisors, LLC and includes, if applicable, shares that may be deemed to be beneficially owned by the other Ancora RIAs. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora Advisors, LLC is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

Except as otherwise set forth herein, Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, Ancora Merlin Institutional LP, Ancora Merlin LP, Ancora Catalyst Institutional LP, Ancora Catalyst LP, the Ancora Family of Mutual Funds and certain managed accounts. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Other than as disclosed immediately below, during the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors, LLC entered into a settlement with the SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora Advisors, LLC consented to the Order and paid a penalty in the amount of $100,000.

Item 3.	Source or Amount of Funds or Other Consideration.

Ancora Advisors, LLC owns no shares of Common Stock directly but may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors, LLC disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Ancora Merlin Institutional LP, Ancora Merlin LP, Ancora Catalyst Institutional LP, Ancora Catalyst LP, the Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC have used available and uncommitted cash to purchase shares of the Issuer.

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CUSIP No. 46609J106

Item 4.	Purpose of Transaction.

On April 20, 2020, the Reporting Person and certain of its affiliates (collectively, “Ancora”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer increased the size of the Board of Directors (the “Board”) by one member and appointed Carl J. Grassi as a Class II director with a term expiring at the Issuer’s 2020 annual meeting of shareholders (the “2020 Annual Meeting”) and the Issuer has agreed to include Mr. Grassi in its slate of director nominees for election at the 2020 Annual Meeting provided that Ancora continues to beneficially own at least 3.0% of the Issuer’s outstanding shares of Common Stock. Mr. Grassi was also appointed as a member of the Compensation Committee of the Board and the Issuer agreed to present a proposal at the 2020 Annual Meeting to provide for majority voting in uncontested director elections.

Pursuant to the Cooperation Agreement, Ancora is subject to certain customary standstill restrictions from the date of the Cooperation Agreement until the earlier of (i) 60 days prior to the date of the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”) and (ii) the day immediately following any public announcement by the Issuer that it has abandoned its previously announced strategic review process (the “Standstill Period”). In the event the Standstill Period expires on any date that is later than the tenth calendar day prior to the deadline for shareholder nominations of director candidates for the 2021 Annual Meeting, the Issuer has agreed to extend such nomination deadline for an additional ten calendar days. During the Standstill Period, Ancora also agreed to vote its shares of Common Stock in favor of recommendations of the Board with respect to (i) the election, removal and/or replacement of directors (a “Director Proposal”), (ii) the ratification of the appointment of the Issuer’s independent registered public accounting firm and (iii) any other proposal submitted to the Issuer’s shareholders, in each case as such recommendation of the Board is set forth in the applicable definitive proxy statement filed in respect thereof; provided, however, that in the event both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) make a recommendation that differs from the recommendation of the Board with respect to any proposal submitted to the shareholders at any meeting of the Issuer’s shareholders (other than Director Proposals), Ancora is permitted to vote in accordance with the ISS and Glass Lewis recommendation; provided, further, that in the event Mr. Grassi has voted against any publicly announced proposal relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer and its subsidiaries or other business combination involving the Issuer, in each case, that requires a vote of the Issuer’s shareholders, Ancora is entitled to vote in its sole discretion with respect to such proposal. During the Standstill Period, Ancora also agreed not to acquire beneficial ownership of more than 9.9% of the outstanding shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 15,011,676 shares of Common Stock outstanding on April 16, 2020) of outstanding shares of Common Stock owned beneficially by the Reporting Person:

The Reporting Person beneficially owns 1,210,917 shares of Common Stock. The Shares represent approximately 8.07% of the outstanding shares of Common Stock.

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CUSIP No. 46609J106

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees(1)	4,370	0.03%
Ancora Funds & Partnerships(2)	929,909	6.19%
Ancora SMA(3)	276,638	1.84%
TOTAL	1,210,917	8.07%

(1)	These Shares are owned by the owners and employees of Ancora Advisors, LLC.
(2)	These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Ancora Merlin Institutional LP, Ancora Merlin LP, Ancora Catalyst Institutional LP, Ancora Catalyst LP, for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.
(3)	These Shares are owned by investment clients of Ancora Advisors, LLC and include, if applicable, Shares owned by investment clients of the other Ancora RIAs. The Ancora RIAs do not own these Shares directly, but by virtue of the investment management agreements between the Ancora RIAs and their investment clients, each Ancora RIA may be deemed to beneficially own shares by reason of its power to vote and or dispose of such shares, except that Ancora Advisors, LLC does not have dispositive power with respect to 101,136 shares of Common Stock referenced herein. Each applicable Ancora RIA disclaims beneficial ownership of such shares. There have been no transactions in securities of the Issuer by the Reporting Person during the past 60 days. No person other than the persons referenced herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

On April 20, 2020, Ancora and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1. Cooperation Agreement, dated April 20, 2020.

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CUSIP No. 46609J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2020

Ancora Advisors, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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